Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in thousands except ratio)
(Unaudited)

Three Months Ended March 31, 2002

As Revised
Earnings:
Loss before income taxes	$(4,472)
Adjustments:
Net interest expense (1)	28,224
Amortization of capitalized interest	2,208
Portion of rental expense representative of interest	627
Undistributed income of affiliate	516
Preferred dividends	(1,869)
Minority interest of majority owned subsidiaries	10,643

$35,877

Fixed Charges:
Net interest expense (1)	$28,224
Capitalized interest	1,222
Preferred dividends	1,869
Portion of rental expense representative of interest	627

$31,942

Ratio of earnings to fixed charges	1.1

(1)  Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.